EXHIBIT 99.20

CONSENT OF L.P. GIGNAC

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2015 of IAMGOLD Corporation.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form S-8 (File No. 333-142127) of the Company.

/s/ Louis-Pierre Gignac
By:	Louis-Pierre Gignac, ing.
Vice President, Mining Engineering G Mining Services Inc.

Dated: February 17, 2016